Exhibit 99.1

Additional information regarding the upcoming Ordinary General Assembly Meeting

Cairo/London, July 14, 2014: With reference to the Ordinary General Assembly Meeting to convene on July 21, 2014, Global Telecom Holding S.A.E. (“the Company”) engaged Pharos, a reputable Independent Financial Advisor (“IFA”) registered with the Egyptian Financial Supervisory Authority, to review the terms of the proposed renewal of the shareholder loan granted by an indirect subsidiary of VimpelCom Limited (“VimpelCom”) with a principal amount of USD 2.5 billion plus accrued interest (the “Shareholder Loan”). VimpelCom has offered to renew the Shareholder Loan for a further period of 37 months on similar terms. The interest rate will be increased to 12.5% per annum. The report of the IFA concludes that the proposed renewal of the loan is within the recommended fair market price range.

This renewal of the Shareholder Loan for 37 months will give the Company a sufficient period of flexibility to complete the Algeria transaction. The Company expects to issue a notice later this month calling for an Extraordinary General Assembly Meeting to approve the Algeria transaction to be held during the second half of August 2014. Following the closing of the Algeria transaction and the use of proceeds to pay down its debts, the Company will review its remaining debt burden and renegotiate or refinance.

For completeness, we note that there is a separate loan granted to the Company by another subsidiary of VimpelCom which also has a principal amount of USD 2.5 billion (of which approx. USD 1.031 billion has been drawn-down) and an interest rate of 12.5% per annum. That loan has not yet matured and its terms shall remain unchanged.

An Executive Summary from the IFA report is attached to this press release. The full IFA report will be available upon request and on the company’s website during the course of this week.

Questions and information requests may be directed to the Company’s Investor Relations Department.

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About Global Telecom Holding:

Global Telecom (“GTH”) is a leading international telecommunications company operating mobile networks in high growth markets in the Middle East, Africa and Asia, having a total population under license of approximately 466 million as of March 30, 2014. Global Telecom operates mobile networks in Algeria (“Djezzy”), Pakistan (“Mobilink”) and Bangladesh (“banglalink”) and has an indirect equity shareholding in Globalive Wireless Canada (“WIND Mobile”). In addition it has an indirect equity ownership in Telecel Zimbabwe (Zimbabwe) and, through its subsidiary Telecel Globe, GTH also operates in Burundi and the Central African Republic. Global Telecom reached 90 million customers as of March 30, 2014.

Global Telecom is traded on the Egyptian Exchange under the symbol “GTHE.CA”, and on the London Stock Exchange its GDSs are traded under the symbol “GLTD:LI”.

Investor Relations Contacts:

Mamdouh Abdel Wahab

Head of Investor Relations

Email: IR@gtelecom.com

Tel: +202 2461 5120

Fax: +202 2461 5055

Website: www.gtelecom.com

Executive Summary

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Overview

•     VimpelCom is contemplating to rollover its existing shareholder financing, maturing in May 2014, to Global Telecom Holding (“GTH”) in the form of a shareholder term facility (“SL3”) to support its business and funding its subsidiaries requirements.

•     Pharos was mandated by GTH in January 2014 to provide an independent review and fairness opinion on the terms and conditions of SL3 and validate arm’s length pricing of the facility, Pharos considered the following facts while conducting the fairness opinion.

•     As emphasized in our previous fairness opinion when pricing SL2, the demerger of some of GTH’s assets resulted in reduced revenues and cash flow streams to GTH, coupled with increased leverage and a decrease in value of security package for existing and new financing;

• GTH leverage position materially increased following the utilization of SL2 facility; and

•     GTH has extremely limited ability to secure debt in the commercial market on a stand alone basis given its current financial position, leverage levels, the size of the facility and quality and status of its security package.

•     As of the 18th of April 2014, VimpelCom Ltd and GTH have announced the signing of a share purchase agreement for the sale of a 51% interest in Orascom Telecom Algérie SpA to the Fonds National d’Investissement (FNI), the Algerian National Investment Fund, for a consideration of USD 2.643 billion. Immediately prior to the sale, OTA will distribute a dividend of USD 1.862 billion to GTH prior to the closing of the transaction which is expected to occur by the end of 2014. GTH and the FNI will enter into a shareholders agreement, effective as of the closing of the transaction, that will govern their relationship as shareholders in OTA going forward. GTH will continue to exercise operational control over OTA and, as a result, both GTH and VimpelCom will continue to fully consolidate OTA.

•     In light of the major update in the Algerian situation, GTH requested an updated version of the fairness opinion in case the OTA transaction is successfully concluded, the following facts Pharos considered while conducting the fairness opinion:

• The price range reflects the successful conclusion of OTA transaction;

• Proceeds from the transaction are directed to settle a portion of the Shareholders loan;

• Consequently, GTH’s financial leverage is improved; and

• No other material events that could affect GTH’s financial position take place.

• The proposed SL3 facility is a senior secured term loan facility with the following terms:

• Facility size: USD 2.5B

• Principal repayment: bullet repayment at maturity 37 months from signing date

• Interest repayment: Payment in Kind (“PIK”) (capitalized) on the loan on December the 31st of each year

• Interest rate: 11%-13% fixed per annum on the loan

•     In our opinion, the sale is expected to have a positive impact on GTH’s current financial position and corporate rating (which we assumed to hover around the same old rating range that Orascom Telecom Holding held back in 2006 - in the B rating range). This exercise was undertook to reflect the difference/change in the pricing in case OTA transaction is closed.

Methodology	Scenario one:
and Outcome	• Assuming that the announced resolution of the Algeria situation takes place as planned, Pharos adopted two pricing methodologies to reach an indicative price range for SL3 as follows:

•     Methodology I: SL2 Pharos indicative pricing (annex II) + a spread between the current yields of the old bond sample and the new bond sample to account for the credit market developments since the issuance of SL2 fairness opinion

• Methodology II: traded high yield bonds benchmark (recent bond issuances with similar assumed ratings to that of GTH)

Our final pricing indication assigns equal weights to the lower and upper ranges of each of the two methodologies resulting in a recommended price range for SL3 of 9.50% to 11.85%

Scenario Two:

•     Until the announced resolution of Algeria takes place as planned Pharos sticks to its opinion in the Debt Fairness Report issued in January 2014, which recommended a price range of 10.9% - 13.3% (annex I).

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